EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Chris Burns Ph: 800-252-3526 David Marshall Ph: 353-1-709-4444	Emer Reynolds Ph: 353-1-709-4022 Jonathan Birt Ph: 44-751-559-7858

ELAN REPORTS THIRD QUARTER 2012 FINANCIAL RESULTS

•	Revenues up 10%; Adjusted EBITDA up 38%;
•	13% increase in patients on Tysabri in last 12 months;
•	Neotope spin-off creating two separate entities on track.

Dublin, Ireland, October 24, 2012 - Elan Corporation, plc today reported its third quarter and first nine months 2012 financial results.

“The third quarter was an active one for Elan on a number of fronts.” said Mr. Kelly Martin, chief executive officer. “We announced the proposed spin-off of our discovery research activity into Neotope Biosciences with Dr. Dale Schenk as the chief executive officer. Neotope will operate as a separate entity upon completion of the transaction, which is targeted to close by year end 2012. We named Hans Peter Hasler as the chief operating officer of Elan. Hans Peter brings significant industry experience and will be involved with all aspects of Elan, both strategically and operationally. Lastly, we strengthened our income statement and balance sheet by successfully refinancing our bonds in October.”

Mr. Martin added “As the business transitions post the intended spin-off of Neotope, we will maintain our resolute focus on the current business by enabling growth of Tysabri in terms of adding net new patients globally, appropriately advancing the ELND005 molecule, and selectively exploring opportunities that would add to our value proposition in a balanced and thoughtful manner.”

Mr. Nigel Clerkin, chief financial officer, said, “We saw continued financial momentum in the third quarter.  Revenues grew by 10% over the third quarter of last year, and Adjusted EBITDA was 38% higher, driven by a 13% increase in Tysabri patient numbers. Based on this strong performance, we are re-affirming our full-year guidance of Adjusted EBITDA greater than $200 million. This also reflects our expectation that the Tysabri Italy price dispute is unlikely to be resolved this year, as well as the re-classification of Neotope to discontinued operations. We recorded a net loss from continuing operations for the quarter of $216.2 million, which includes charges of $228.6 million primarily related to the business restructuring announced during the quarter and the impairment of our investment in Janssen AI. The recently completed refinancing of our debt, at a lower coupon and with an extended maturity date of 2019, will see our annual interest expense fall by approximately one-third.”

Unaudited Consolidated U.S. GAAP Income Statement Data

Three Months Ended September 30			Nine Months Ended September 30
2011 US$m	2012 US$m		2011 US$m	2012 US$m
		Continuing Operations
279.4	306.6	Revenue (see page 8)	797.1	883.0
149.0	166.5	Cost of goods sold	425.3	482.0
130.4	140.1	Gross margin	371.8	401.0

		Operating Expenses (see page 12)
48.9	48.0	Selling, general and administrative	146.2	167.9
44.4	37.0	Research and development	133.0	119.5
(0.7)	111.3	Other net charges/(gains) (see page 13)	3.9	113.2
92.6	196.3	Total operating expenses	283.1	400.6
37.8	(56.2)	Operating income/(loss)	88.7	0.4

		Net Interest and Investment Gains and Losses
28.7	15.0	Net interest expense	88.2	44.2
—	—	Net loss on disposal of equity method investments	—	13.1
12.3	145.8	Net loss on equity method investments (see page 15)	63.9	203.2
(0.2)	—	Net investment gains	(2.5)	—
40.8	160.8	Net interest and investment gains and losses	149.6	260.5

(3.0)	(217.0)	Net loss from continuing operations before tax	(60.9)	(260.1)
(6.5)	(0.8)	Benefit from income taxes	(0.9)	(0.1)
3.5	(216.2)	Net income/(loss) from continuing operations	(60.0)	(260.0)

		Discontinued Operations
670.6	(13.7)	Net income/(loss) from discontinued operations, net of tax (see page 16)	755.2	(30.2)
674.1	(229.9)	Net income/(loss)	695.2	(290.2)

0.01	(0.36)	Basic net income/(loss) per ordinary share - continuing operations	(0.10)	(0.44)
1.14	(0.02)	Basic net income/(loss) per ordinary share – discontinued operations	1.29	(0.05)
588.2	592.9	Basic weighted average number of ordinary shares outstanding (in millions) – continuing and discontinued operations	587.1	591.8
0.01	(0.36)	Diluted net income/(loss) per ordinary share - continuing operations	(0.10)	(0.44)
1.13	(0.02)	Diluted net income/(loss) per ordinary share – discontinued operations	1.27	(0.05)
595.0	592.9	Diluted weighted average number of ordinary shares outstanding (in millions) – continuing operations	587.1	591.8
595.0	592.9	Diluted weighted average number of ordinary shares outstanding (in millions) – discontinued operations	592.7	591.8

Unaudited Non-GAAP Financial Information – Adjusted EBITDA

Three Months Ended September 30		Non-GAAP Financial Information Reconciliation Schedule	Nine Months Ended September 30
2011 US$m	2012 US$m		2011 US$m	2012 US$m

674.1	(229.9)	Net income/(loss)	695.2	(290.2)
(670.6)	13.7	Net (income)/loss from discontinued operations	(755.2)	30.2
28.7	15.0	Net interest expense	88.2	44.2
(6.5)	(0.8)	Benefit from income taxes	(0.9)	(0.1)
6.8	6.1	Depreciation and amortization	21.1	19.0
(0.1)	(0.2)	Amortized fees	(0.4)	(0.3)
32.4	(196.1)	EBITDA	48.0	(197.2)
5.3	6.6	Share-based compensation	17.8	27.7
(0.7)	111.3	Other net charges/(gains)	3.9	113.2
12.3	145.8	Net loss on equity method investments	63.9	203.2
—	—	Net loss on disposal of equity method investments	—	13.1
(0.2)	—	Net investment gains	(2.5)	—
49.1	67.6	Adjusted EBITDA	131.1	160.0

To supplement its consolidated financial statements presented on a U.S. GAAP basis, Elan provides readers with Adjusted EBITDA, a non-GAAP measure of operating results. Adjusted EBITDA is defined as net income/(loss) plus or minus net income or loss from discontinued operations, net interest expense, provision for or benefit from income taxes, depreciation and amortization of costs and revenue, share-based compensation, other net charges and gains, net loss on equity method investments, net loss on disposal of equity method investments and net investment gains. Adjusted EBITDA is not presented as, and should not be considered an alternative measure of operating results or cash flows from operations, as determined in accordance with U.S. GAAP. Elan’s management uses Adjusted EBITDA to evaluate the operating performance of Elan and its business and this measure is among the factors considered as a basis for Elan’s planning and forecasting for future periods. Elan believes Adjusted EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. Adjusted EBITDA is used as an analytical indicator of income generated to service debt and to fund capital expenditures. Adjusted EBITDA does not give effect to cash used for interest payments related to debt service requirements and does not reflect funds available for investment in the business of Elan or for other discretionary purposes. Adjusted EBITDA, as defined by Elan and presented in this press release, may not be comparable to similarly titled measures reported by other companies. A reconciliation of Adjusted EBITDA to net income/(loss) is set out in the table above titled, “Non-GAAP Financial Information Reconciliation Schedule”. A reconciliation of Adjusted EBITDA from discontinued operations to net income/(loss) from discontinued operations for the three and nine months ended September 30, 2011 is set out in Appendix III and IV.

Unaudited Consolidated U.S. GAAP Balance Sheet Data

	December 31 2011 US$m	September 30 2012 US$m
Assets
Current Assets
Cash and cash equivalents	271.7	646.6
Restricted cash and cash equivalents — current	2.6	2.6
Investment securities — current	0.3	162.2
Held for sale assets	—	3.4
Deferred tax assets — current	26.2	26.3
Other current assets	217.2	235.2
Total current assets	518.0	1,076.3

Non-Current Assets
Intangible assets, net	309.9	297.9
Property, plant and equipment, net	83.2	13.8
Equity method investments	675.8	14.5
Investment securities — non-current	9.8	8.4
Deferred tax assets — non-current	118.9	122.9
Restricted cash and cash equivalents — non-current	13.7	13.7
Other assets	24.5	22.4
Total Assets	1,753.8	1,569.9

Liabilities and Shareholders’ Equity
Accounts payable, accrued and other liabilities	337.0	352.1
Long-term debt	615.0	616.2
Shareholders’ equity	801.8	601.6
Total Liabilities and Shareholders’ Equity	1,753.8	1,569.9

Movement in Shareholders’ Equity

Three Months ended September 30, 2012 US$m		Nine Months ended September 30, 2012 US$m
781.6	Opening shareholders’ equity	801.8
(229.9)	Net loss for the period	(290.2)
13.2	Share-based compensation	39.6
8.2	Issuance of share capital	16.8
28.5	Increase in net unrealized gain on investment securities	33.6
601.6	Closing shareholders’ equity	601.6

Unaudited Consolidated U.S. GAAP Cash Flow Data
Three Months Ended September 30	Nine Months Ended September 30
2011 US$m	2012 US$m		2011 US$m	2012 US$m

49.1	67.6	Adjusted EBITDA	131.1	160.0
11.2	(6.4)	Adjusted EBITDA from discontinued operations(1)	52.2	(17.2)
(28.6)	(15.6)	Net interest and tax	(89.0)	(44.1)
0.6	(41.6)	Other net charges(2)	(135.2)	(43.1)
70.9	—	Disposal of EDT working capital	70.9	—
0.1	11.9	Working capital decrease/(increase)	(36.2)	(26.6)
103.3	15.9	Cash flows provided by/(used in) operating activities	(6.2)	29.0
(10.0)	(3.8)	Net purchases of tangible and intangible assets	(21.1)	(9.8)
(0.1)	(0.1)	Net proceeds from sale/(purchase) of investments	2.0	(0.5)
—	—	Purchase of equity method investment	(20.0)	—
—	—	Net proceeds from sale of equity method investment	—	381.1
422.1	—	Net proceeds from sale of EDT business(3)	422.1	—
—	—	Funding provided to equity method investment	—	(48.7)
—	—	Receipt of deferred consideration	—	7.0
2.0	8.2	Cash flows from financing activities	4.4	16.8
—	—	Restricted cash and cash equivalents movement(2)	205.5	—
517.3	20.2	Net cash movement	586.7	374.9
491.9	626.4	Beginning cash balance	422.5	271.7
1,009.2	646.6	Cash and cash equivalents at end of period	1,009.2	646.6

 (1) A reconciliation of Adjusted EBITDA from discontinued operations to net income/(loss) from discontinued operations for the three and nine months ended September 30, 2011 and 2012 is set out in Appendix III and IV.

 (2) Other charges for the nine months ended September 30, 2011 includes the settlement reserve charge outflow of $206.3 million related to the Zonegran settlement that was paid in March 2011. The restricted cash and cash equivalents movement includes the $203.7 million that was held in escrow in relation to this settlement.

(3) Includes the cash consideration received of $500.0 million less the EDT working capital divested of $70.9 million and the transaction costs paid to date at September 30, 2011 of $7.0 million.

Overview

Operating Results

Quarter 3, 2012

Total revenue for the third quarter of 2012 increased by 10% to $306.6 million from $279.4 million for the same period of 2011. Tysabri® global in-market net sales grew by 3% to $403.8 million in the third quarter of 2012, from $392.6 million in the third quarter of 2011. This reflects a 17% growth in U.S. in-market net sales of Tysabri, offset by an 11% decrease in rest of world (ROW) in-market net sales, which were negatively impacted by a $14.2 million revenue reserve in Italy (see page 10), and foreign currency movements, including a 12% decrease in the average dollar-euro exchange rate from the third quarter of 2011 to the third quarter of 2012. Worldwide, the number of patients on Tysabri increased by 13% to approximately 71,100 patients at the end of September 2012, from approximately 63,200 patients (revised) at the end of September 2011.

Gross margin was 45.7% of total revenue for the third quarter of 2012, compared to 46.7% for the third quarter of 2011. This decrease is primarily due to the change in mix between U.S. and ROW reported revenues, as described above, and because of the costs associated with the administration of the JC virus antibody assay to patients.

Adjusted EBITDA increased by 38% to $67.6 million for the third quarter of 2012, from $49.1 million for the same period of 2011, principally reflecting the 13% increase in patients taking Tysabri, and a 9% decrease in operating expenses, partially offset by the revenue reserve for Italy and unfavorable foreign currency movements. Operating income excluding other net charges for the third quarter of 2012 increased by 49% to $55.1 million, from $37.1 million for the third quarter of 2011, principally reflecting the increase in Adjusted EBITDA.

Net loss from continuing operations was $216.2 million for the third quarter of 2012 compared to net income from continuing operations of $3.5 million for the third quarter of 2011. The net loss from continuing operations for the third quarter of 2012 includes other charges of $111.3 million principally related to restructuring the Elan business following the announcement of the separation of the Neotope business and the discontinuation of Elan’s remaining early stage research activities, and an impairment charge of $117.3 million related to the Janssen AI equity method investment following the announcement by Johnson & Johnson of the discontinuation of the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease during the third quarter of 2012.

Nine months ended September 30, 2012

Total revenue for the nine months ended September 30, 2012 increased by 11% to $883.0 million from $797.1 million for the same period of 2011, as a result of a 6% growth in global in-market net sales of Tysabri to $1,198.3 million for the nine months ended September 30, 2012, from $1,131.0 million for the same period of 2011. This reflects a 17% increase in U.S. in-market net sales of Tysabri, offset by a 4% decrease in ROW in-market net sales, which were negatively impacted by a $47.0 million revenue reserve in Italy, and foreign currency movements, including a 9% decrease in the average dollar-euro exchange rate from the nine months ended September 30, 2011 to the same period of 2012.

Adjusted EBITDA increased by 22% to $160.0 million for the nine months ended September 30, 2012 from $131.1 million for the same period of 2011, principally reflecting the continued growth of Tysabri.

The net loss for the nine months ended September 30, 2012 of $290.2 million includes other charges of $113.2 million and an impairment charge of $117.3 million related to the Janssen AI equity method investment, along with a net loss from discontinued operations of $30.2 million relating to the Neotope business. The net income for the nine months ended September 30, 2011 of $695.2 million includes net income from discontinued operations of $772.7 million (including a net gain on divestment of business of $657.1 million and legal settlement gains of $84.5 million) relating to the Elan Drug Technologies (EDT) business, which was divested to Alkermes, Inc. in September 2011, and a net loss relating to the Neotope business of $17.5 million. See page 16 for additional information on these discontinued operations.

A reconciliation of Adjusted EBITDA to net income/(loss), is presented in the table titled, “Unaudited Non-GAAP Financial Information – Adjusted EBITDA,” included on page 3.

Neotope Separation

As further described on page 16, in August 2012, Elan announced its intention to separate a substantial portion of its drug discovery business platform, which is referred to as the “Neotope business”, into a new, publicly traded company incorporated in Ireland. We expect to complete this transaction by year-end 2012. The Neotope business focuses on the discovery and development of novel antibodies for the potential treatment of a broad range of diseases that involve protein misfolding or cell adhesion.

Following the Neotope separation, Elan intends to discontinue its remaining early stage research activities. As a result, Elan is restructuring its operations and will close its South San Francisco facility in early 2013. During the third quarter of 2012, Elan incurred $100.3 million of other charges in connection with the restructuring, primarily consisting of employee severance costs and asset impairment charges (see page 13).

Debt Refinancing

Following the completion of the debt refinancing transactions in October 2012, as further described on page 14, the principal amount of Elan’s debt has been reduced from $624.5 million at September 30, 2012, to $600.0 million on a pro forma basis, the coupon has decreased from 8.75% to 6.25% and the maturity of the debt has been extended by approximately three years from October 2016 to October 2019. The effects of this debt refinancing will be reflected in the fourth quarter 2012 results.

Total Revenue

For the third quarter of 2012, revenue increased by 10% to $306.6 million from $279.4 million for the third quarter of 2011. For the nine months ended September 30, 2012, revenue increased by 11% to $883.0 million from $797.1 million for the same period of 2011.

Three Months Ended September 30			Nine Months Ended September 30
2011 US$m	2012 US$m		2011 US$m	2012 US$m
		Product revenue
197.1	230.5	Tysabri – U.S.	550.1	643.0
81.9	75.9	Tysabri – ROW	243.4	240.0
279.0	306.4	Total Tysabri	793.5	883.0
0.1	—	Maxipime	0.8	—
0.1	—	Azactam	0.5	(0.5)
0.2	0.2	Royalties	2.3	0.5
279.4	306.6	Total revenue	797.1	883.0

Tysabri
Global in-market net sales of Tysabri can be analyzed as follows:

Three Months Ended September 30			Nine Months Ended September 30
2011 US$m	2012 US$m		2011 US$m	2012 US$m
197.1	230.5	United States	550.1	643.0
195.5	173.3	ROW	580.9	555.3
392.6	403.8	Total Tysabri in-market net sales	1,131.0	1,198.3

At the end of September 2012, approximately 71,100 patients were on therapy worldwide, including approximately 32,900 commercial patients in the United States and approximately 37,400 commercial patients in the ROW, representing a 3% increase over the approximately 69,000 patients (revised) who were on therapy at the end of June 2012, and 13% over the approximately 63,200 patients (revised) who were on therapy at the end of September 2011.

For the third quarter of 2012, Tysabri global in-market net sales increased by 3% to $403.8 million from $392.6 million for the same period of 2011 and units sold increased by 8%. This reflects the 17% increase in U.S. in-market net sales of Tysabri, partially offset by the 11% decrease in ROW in-market net sales, which were negatively impacted by the $14.2 million revenue reserve in Italy, and unfavorable foreign currency movements, including the 12% decrease in the average dollar-euro exchange rate from the third quarter of 2011 to the third quarter of 2012.

For the nine months ended September 30, 2012, Tysabri global in-market net sales increased by 6% to $1,198.3 million from $1,131.0 million for the same period of 2011, while units sold increased by 12%. This reflects the 17% increase in U.S. in-market net sales of Tysabri, partially offset by the 4% decrease in ROW in-market net sales, which were negatively impacted by the $47.0 million revenue reserve in Italy, and unfavorable foreign currency movements, including the 9% decrease in the average dollar-euro exchange rate from the nine months ended September 30, 2011 to the same period of 2012.

Tysabri was developed and is being marketed in collaboration with Biogen Idec, Inc. (Biogen Idec). In general, subject to certain limitations imposed by the parties, Elan shares with Biogen Idec most of the development and commercialization costs for Tysabri. Biogen Idec is responsible for manufacturing the product. In the United States, Elan purchases Tysabri from Biogen Idec and is responsible for distribution. Consequently, Elan records as revenue the net sales of Tysabri in the U.S. market. Elan purchases product from Biogen Idec at a price that includes the cost of manufacturing, plus Biogen Idec’s gross margin on Tysabri, and this cost, together with royalties payable to other third parties, is included in cost of sales.

Outside of the United States, Biogen Idec is responsible for distribution and Elan records as revenue its share of the profit or loss on these sales of Tysabri, plus Elan’s directly-incurred expenses on these sales, which are primarily comprised of royalties that Elan incurs and are payable by Elan to third parties and are reimbursed by the collaboration.

Tysabri – U.S.

At the end of September 2012, approximately 32,900 patients were on commercial therapy, which represents an increase of 3% over the approximately 31,900 patients who were on therapy at the end of June 2012 and 12% over the approximately 29,400 patients who were on therapy at the end of September 2011.

In the U.S. market, Elan recorded net sales of $230.5 million for the third quarter of 2012, an increase of 17% over net sales of $197.1 million in the same period of 2011, principally reflecting a 10% increase in units sold, along with the impact of price increases. Almost all of these sales are for the multiple sclerosis (MS) indication.

Tysabri – ROW

At the end of September 2012, approximately 37,400 patients, principally in the European Union, were on commercial therapy, an increase of 3% over the approximately 36,300 patients (revised) who were on therapy at the end of June 2012 and 13% over the approximately 33,200 patients (revised) who were on therapy at the end of September 2011.

ROW in-market net sales decreased in the third quarter of 2012 to $173.3 million, from $195.5 million for the same period of 2011. While units sold increased by 7%, ROW in-market net sales were negatively impacted by the $14.2 million revenue reserve in Italy, and foreign currency movements, including the 12% decrease in the average dollar-euro exchange rate from the third quarter of 2011 to the third quarter of 2012.

The revenue reserve for Italy relates to a notification received by Biogen Idec from the Italian National Medicines Agency during the fourth quarter of 2011, stating that sales of Tysabri had exceeded a limit established by the agency in 2007. Biogen Idec filed an appeal in December 2011 seeking a ruling that Biogen Idec’s interpretation is valid and that the position of the agency is unenforceable. As a result of this dispute, Biogen Idec deferred $14.2 million of revenue recognized on in-market net sales of Tysabri in Italy during the third quarter of 2012, having previously deferred $16.3 million of revenue in Italy during the second quarter of 2012, $16.5 million during the first quarter of 2012 and $13.8 million during the fourth quarter of 2011. Elan expects that Biogen Idec will continue to defer a portion of in-market revenues on future sales of Tysabri for Italy until the matter is resolved. As a consequence of this deferral of in-market net sales by Biogen Idec, Elan has deferred $6.8 million of revenue in the third quarter of 2012 related to these sales, $22.5 million in the first nine months of 2012 and $29.4 million to date, reflecting the operating and accounting arrangements between the companies.

If the matter is not resolved during 2012, Elan estimates that Biogen Idec would defer $60-70 million of 2012 Tysabri in-market net sales as a result. This would result in a deferral of revenues and Adjusted EBITDA by Elan for the full-year 2012 of approximately $30-35 million and $20-25 million, respectively.

In the ROW market, Biogen Idec is responsible for distribution, and Elan records as revenue its share of the profit or loss on ROW sales of Tysabri, plus Elan’s directly-incurred expenses on these sales. As a result, in the ROW market, Elan recorded net revenue of $75.9 million for the third quarter of 2012 compared to $81.9 million for the third quarter of 2011.

Elan’s net Tysabri ROW revenue is calculated as follows:

Three Months Ended September 30			Nine Months Ended September 30
2011 US$m	2012 US$m		2011 US$m	2012 US$m
195.5	173.3	ROW in-market sales by Biogen Idec	580.9	555.3
(87.9)	(70.9)	ROW operating expenses incurred by the collaboration	(264.3)	(233.1)
107.6	102.4	ROW operating profit incurred by the collaboration	316.6	322.2
53.8	51.2	Elan’s 50% share of Tysabri ROW collaboration operating profit	158.3	161.1
28.1	24.7	Elan’s directly incurred costs	85.1	78.9
81.9	75.9	Net Tysabri ROW revenue	243.4	240.0

Other products

Elan ceased distributing Azactam as of March 31, 2010, and Maxipime as of September 30, 2010. The revenue and adjustments for these products in 2011 and 2012 relates to adjustments to discounts and allowances associated with sales prior to the cessation of distribution.

Operating Expenses

Excluding other net charges and gains, operating expenses decreased by 9% to $85.0 million for the third quarter of 2012, from $93.3 million for the third quarter of 2011.

Selling, general and administrative

Three Months Ended September 30			Nine Months Ended September 30
2011 US$m	2012 US$m		2011 US$m	2012 US$m
43.6	41.2	Cash expenses	128.5	143.1
2.3	1.8	Depreciation and amortization	7.4	6.0
3.0	5.0	Share-based compensation	10.3	18.8
48.9	48.0	Total	146.2	167.9

SG&A expenses decreased slightly to $48.0 million for the third quarter of 2012, from $48.9 million for the same period of 2011, primarily as a result of lower U.S. Tysabri sales and marketing expenses, offset by higher non-cash stock compensation expense.

The SG&A expenses related to the Tysabri ROW sales are reflected in the Tysabri ROW revenue as previously described on page 10.

Research and development

Three Months Ended September 30			Nine Months Ended September 30
2011 US$m	2012 US$m		2011 US$m	2012 US$m
40.4	34.0	Cash expenses	120.5	106.1
1.7	1.5	Depreciation and amortization	5.1	4.7
2.3	1.5	Share-based compensation	7.4	8.7
44.4	37.0	Total	133.0	119.5

R&D expenses decreased by $7.4 million to $37.0 million for the third quarter of 2012, from $44.4 million for the third quarter of 2011 primarily as a result of lower spend on early stage research activities that are not part of the Neotope separation and reduced spend on Tysabri development activities.

Research and development update

In August 2012, Elan commenced a Phase 2, placebo-controlled, safety and efficacy study of oral ELND005 as an adjunctive maintenance treatment in patients with Bipolar I Disorder to delay the time to occurrence of mood episodes.

During the third quarter of 2012, Johnson & Johnson and Pfizer Inc. (Pfizer) announced the discontinuation of Phase 3 development of bapineuzumab intravenous in mild to moderate Alzheimer’s based on the co-primary clinical endpoints not being met in the 301 and 302 studies. With the discontinuation of the Phase 3 programs, Elan recorded a non-cash impairment charge of $117.3 million against the carrying value of the equity method investment in Janssen AI (see page 16).

In the quarter an Investigational New Drug (IND) application was filed for NEOD001 for amyloid light chain amyloidosis.

At the 28th Congress of the European Committee for Treatment and Research in Multiple Sclerosis (ECTRIMS) held in Lyon, France, on October 10-13, 2012, there were 11 company-sponsored Tysabri presentations. Key data presented indicated patients on Tysabri experienced reduced annualized relapse rates, particularly in those treated with Tysabri early in the course of their disease. Data from a separate study showed improvement of MS-related fatigue also significantly improves quality of life in patients treated with Tysabri. Additional data presented supported the utility of JC-virus antibody testing in clinical practice.

Other net charges

Other net charges for the three and nine months ended September 30, 2012 and 2011 were as follows:

Three Months Ended September 30			Nine Months Ended September 30
2011 US$m	2012 US$m		2011 US$m	2012 US$m
(0.7)	35.2	Severance, restructuring and other costs	1.2	36.6
—	11.0	In-process research and development	—	11.0
—	—	Facilities costs	2.7	—
—	65.1	Asset impairment charges	—	65.6
(0.7)	111.3	Total	3.9	113.2

In the third quarter of 2012, other net charges includes severance, asset impairment and other restructuring charges of $100.3 million associated with the planned closure of the South San Francisco facility and reduction in headcount, following the announcement during the third quarter of 2012 of the separation of the Neotope business and cessation of the remaining early stage research activities. Elan expects to incur cash and non-cash charges of between $160 million and $180 million primarily consisting of employee severance costs, facilities costs and asset impairment charges in relation to this restructuring, of which $100.3 million was incurred during the third quarter of 2012.

As a result of the commencement of a Phase 2 study of oral ELND005 as an adjunctive maintenance treatment in patients with Bipolar I Disorder to delay the time to occurrence of mood episodes, Elan incurred an in-process R&D charge of $11.0 million during the third quarter of 2012, related to a milestone paid to Transition Therapeutics, Inc upon this event.

Net Interest and Investment Gains and Losses

Net interest expense

For the third quarter of 2012, net interest expense decreased by 48% to $15.0 million, from $28.7 million for the third quarter of 2011. This decrease is primarily due to the retirement of $660.5 million of the Company’s debt during the fourth quarter of 2011.

Debt offering and debt redemption

On October 1, 2012, Elan completed the offering at par of $600.0 million in aggregate principal amount of 2019 Fixed Rate Notes. These new notes carry a coupon of 6.25% per year, payable semi-annually in arrears beginning April 15, 2013.

On September 24, 2012, Elan announced a cash tender offer (the Tender Offer) for the outstanding $624.5 million in aggregate principal amount of 8.75% Senior Notes due 2016 (the 2016 Fixed Rate Notes). The total consideration for the Tender Offer was $1,053.34 per $1,000 principal amount of 2016 Fixed Rate Notes, plus accrued and unpaid interest to the date of payment. An additional consent payment of $40.00 per $1,000 principal amount of 2016 Fixed Rate Notes was paid to holders of the 2016 Fixed Rate Notes who tendered their Notes on or before October 5, 2012 (the early tender date). The Tender Offer expired on October 22, 2012 and holders of $580.8 million in aggregate principal amount of the 2016 Fixed Rate Notes tendered their notes, all of which were tendered on or prior to the early tender date.

On October 1, 2012, Elan announced the election to redeem all of the 2016 Fixed Rate Notes, not purchased in the Tender Offer (the Redemption Offer). The total consideration for the Redemption Offer was $1,087.50 per $1,000 principal amount of 2016 Fixed Rate Notes, plus accrued and unpaid interest to the date of payment. The Redemption Offer is expected to close on October 31, 2012.

Following the completion of the issuance of the 2019 Fixed Rate Notes and the Tender Offer, along with the expected completion of the Redemption Offer on October 31, 2012 of the remaining $43.7 million in aggregate principal amount of 2016 Fixed Rate Notes, the principal amount of Elan’s debt has been reduced from $624.5 million at September 30, 2012 to $600.0 million on a pro forma basis. As a consequence of the Tender Offer and the Redemption Offer, Elan will record a net charge on debt retirement of approximately $76 million in the fourth quarter of 2012 (including a non-cash write-off of approximately $18 million related to unamortized deferred financing costs).

Net loss on equity method investments

The losses on equity method investments for the three and nine months ended September 30, 2012 and 2011 can be analyzed as follows:

Three Months Ended September 30			Nine Months Ended September 30
2011 US$m	2012 US$m		2011 US$m	2012 US$m
11.2	27.7	Janssen AI	62.4	76.0
—	117.3	Impairment of Janssen AI	—	117.3
1.1	0.8	Proteostasis	1.5	2.7
—	—	Alkermes plc	—	7.2
12.3	145.8	Total	63.9	203.2

Janssen AI

As part of Elan’s 2009 transaction with Johnson & Johnson, Janssen AI, a subsidiary of Johnson & Johnson, acquired substantially all of Elan’s assets and rights related to its Alzheimer’s Immunotherapy Program (AIP) collaboration with Wyeth (which has been acquired by Pfizer). Under the terms of this transaction, Johnson & Johnson provided an initial $500.0 million funding to Janssen AI and Elan has a 49.9% shareholding in Janssen AI. Any additional funding in excess of the initial $500.0 million funding commitment is required to be funded equally by Elan and Johnson & Johnson up to a maximum additional commitment of $400.0 million in total.

During the first quarter of 2012, the remaining $57.6 million of the initial $500.0 million funding commitment provided by Johnson & Johnson to Janssen AI was utilized and as a result, Elan provided funding of $48.7 million to Janssen AI during the second quarter of 2012. In addition, Elan provided further funding of $28.2 million to Janssen AI on October 1, 2012. Following the provision of this funding, Elan’s remaining funding commitment to Janssen AI is $123.1 million. Elan recorded a net loss of $27.7 million on the equity method investment in the third quarter of 2012, relating to its share of the third quarter losses of Janssen AI.

On August 6, 2012, Johnson & Johnson issued a press release announcing the discontinuation of the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease based on the co-primary clinical endpoints not being met in the Janssen AI-led Phase 3 clinical studies (Study 301 and 302).  As a result of the discontinuation, Elan recorded a non-cash impairment charge of $117.3 million against the carrying value of the equity method investment in Janssen AI during the third quarter of 2012, representing the full carrying value of Elan’s 49.9% share of the Janssen AI AIP assets.

Proteostasis

Elan made a $20.0 million equity investment in Proteostasis Therapeutics, Inc (Proteostasis) in May 2011, which represents approximately 24% of the equity of Proteostasis. The net loss recorded on the equity method investment in the third quarter of 2012 was $0.8 million.

Discontinued Operations

Neotope

In August 2012, Elan announced its intention to spin-off to shareholders a substantial portion of its drug discovery business platform into a new, publicly traded company incorporated in Ireland. Elan intends to commit $120-$130 million of start-up capital to Neotope, and to retain a 14%-18% minority equity position. The Neotope business is focused on the discovery and development of novel antibodies for the potential treatment of a broad range of diseases that involve protein misfolding or cell adhesion.

Elan believes that the separation and distribution will provide a number of benefits, including a greater strategic focus of financial resources and management’s efforts, direct and differentiated access to capital resources, enhanced investor choice through investment opportunities in two separate companies and enhanced management incentive tools.

Following the announcement of the Neotope separation, the results of the Neotope business that are included in the Consolidated Income Statement for the three and nine months ended September 30, 2012, are presented as a discontinued operation and the comparative amounts have been restated to reflect this classification.

Transaction and other costs associated with the Neotope separation of $6.7 million were incurred during the third quarter of 2012 and have been reported in the net loss from discontinued operations reporting line.

The net loss from discontinued operations for the Neotope business for the three and nine months ended September 30, 2012 and 2011 are set out in detail in Appendix I and Appendix II.

The assets of Neotope have been presented as held for sale as of September 30, 2012. The carrying value of these held for sale assets at September 30, 2012 was $3.4 million, primarily consisting of property, plant and equipment.

Elan Drug Technologies

In September 2011, Alkermes plc and Elan completed the merger between Alkermes, Inc. and EDT. Alkermes, Inc. and EDT were combined under a new holding company incorporated in Ireland named Alkermes plc. In connection with the transaction, Elan received $500.0 million in cash and 31.9 million ordinary shares of Alkermes plc common stock. Elan sold 76% (24.15 million ordinary shares) of its shareholding in Alkermes plc in March 2012 and received net proceeds of $381.1 million. Elan continues to hold 7.75 million ordinary shares of Alkermes plc, representing an approximate 6% equity interest, which had a carrying value of $160.8 million at September 30, 2012.

The results of EDT are presented as a discontinued operation following the sale of the Alkermes plc ordinary shares in March 2012, and the comparative amounts for the third quarter and first nine months of 2011 have been restated to reflect this classification. The net income from discontinued operations for the EDT business for the three and nine months ended September 30, 2011 are set out in detail in Appendix I and II.

Guidance

Elan re-affirms that it expects to generate full-year 2012 Adjusted EBITDA of greater than $200 million. This also reflects Elan’s expectation that the Tysabri Italian price dispute is unlikely to be resolved this year, as well as the re-classification of Neotope to discontinued operations. In light of these two items, Elan now expects full-year 2012 revenues of approximately $1.2 billion, and full-year operating expenses to be in the range of $380 to $400 million, down from the previous range of $420 to $440 million.

The initial guidance for 2013 provided with the announcement of the Neotope spin-off in August reflected the estimated impact of the planned restructuring on Elan’s future financial profile, as well as the current bipolar indication being pursued for ELND005. Based on recent discussions with regulators, additional spending on possible further indications for this asset are currently being evaluated. Elan will provide comprehensive financial guidance for 2013 when it reports full-year 2012 results.

About Elan

Elan Corporation, plc (NYSE: ELN) is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York and Irish Stock Exchanges. For additional information about the Company, please visit www.elan.com.

Forward-Looking Statements
This document contains forward-looking statements about Elan’s financial condition, results of operations, business prospects and products in research and development that involve substantial risks and uncertainties.  You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “will”, “believe”, “expect” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events.  Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the potential of Tysabri, which may be severely constrained by increases in the incidence of serious adverse events (including death) associated with Tysabri (in particular, by increases in the incidence rate for cases of PML), or by competition from existing or new therapies (in particular, oral therapies), and the potential for the successful discovery, development and commercialization of additional products especially given the proposed separation of the Neotope business which will leave us with no material pre-clinical research or development programs or capabilities; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of our development activities, and research and development activities in which we retain an interest, including, in particular, the impact of the announced discontinuation of the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease; whether our continuing obligations to fund Janssen AI will be reduced; and the speed with which regulatory authorizations and product launches may be achieved; whether we can successfully accomplish the separation of the Neotope business; whether the charges we still expect to incur as the result of the restructuring of our business turn out to be greater than we expect; we own approximately six percent of Alkermes plc and our shares are subject to legal and contractual transfer restrictions; failure to comply with anti-kickback, bribery and false claims laws in the United States, Europe and elsewhere;difficulties or delays in manufacturing and supply of Tysabri; trade buying patterns; the impact of potential biosimilar competition, whether restrictive covenants in Elan’s debt obligations will adversely affect Elan; the trend towards managed care and health care cost containment, including Medicare and Medicaid; legislation and other developments affecting pharmaceutical pricing and reimbursement (including, in particular, the dispute in Italy with respect to Tysabri sales), both domestically and internationally; failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability (including, in particular, with respect to Tysabri) and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, securities class actions, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s products or product candidates; interest rate and foreign currency exchange rate fluctuations and the risk of a partial or total collapse of the euro; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in United States and International generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Appendix I

Unaudited Financial Information – Net Income/(Loss) from Discontinued Operations for the three months ended September 30, 2011 and 2012

Three Months Ended September 30, 2011				Three Months Ended September 30, 2012
Neotope	EDT(1)	Total		Neotope	EDT	Total
US$m	US$m	US$m		US$m	US$m	US$m
			Revenue
—	43.6	43.6	Product revenue	—	—	—
—	5.5	5.5	Contract revenue	—	—	—
—	49.1	49.1	Total revenue	—	—	—
—	17.5	17.5	Cost of goods sold	—	—	—
—	31.6	31.6	Gross margin	—	—	—

			Operating Expenses
0.4	6.4	6.8	Selling, general and administrative	0.3	—	0.3
5.7	9.9	15.6	Research and development	6.7	—	6.7
—	(664.0)	(664.0)	Net (gain)/loss on divestment of business	6.7	—	6.7
—	1.3	1.3	Other net charges	—	—	—
6.1	(646.4)	(640.3)	Total operating expenses	13.7	—	13.7
(6.1)	678.0	671.9	Operating income/(loss)	(13.7)	—	(13.7)
					—
—	(0.3)	(0.3)	Net interest expense	—	—	—
(6.1)	678.3	672.2	Net income before tax	(13.7)	—	(13.7)
0.2	1.4	1.6	Provision for income taxes	—	—	—
(6.3)	676.9	670.6	Net income/(loss)	(13.7)	—	(13.7)

(1) The third quarter 2011 results include the results of the EDT business for the third quarter up to September 16, 2011, the date of divestment of the EDT business.

Appendix II

Unaudited Financial Information – Net Income/(Loss) from Discontinued Operations for the nine months ended September 30, 2011 and 2012

Nine Months Ended September 30, 2011				Nine Months Ended September 30, 2012
Neotope	EDT(1)	Total		Neotope	EDT	Total
US$m	US$m	US$m		US$m	US$m	US$m
			Revenue
—	168.0	168.0	Product revenue	—	—	—
—	9.9	9.9	Contract revenue	—	—	—
—	177.9	177.9	Total revenue	—	—	—
—	67.0	67.0	Cost of goods sold	—	—	—
—	110.9	110.9	Gross margin	—	—	—

			Operating Expenses
1.2	23.8	25.0	Selling, general and administrative	1.1	—	1.1
15.6	34.3	49.9	Research and development	22.4	—	22.4
—	(657.1)	(657.1)	Net (gain)/loss on divestment of business	6.7	—	6.7
—	(68.1)	(68.1)	Other net charges/(gains)	—	—	—
16.8	(667.1)	(650.3)	Total operating expenses	30.2	—	30.2
(16.8)	778.0	761.2	Operating income/(loss)	(30.2)	—	(30.2)

—	1.0	1.0	Net interest expense	—	—	—
(16.8)	777.0	760.2	Net income before tax	(30.2)	—	(30.2)
0.7	4.3	5.0	Provision for income taxes	—	—	—
(17.5)	772.7	755.2	Net income/(loss)	(30.2)	—	(30.2)

(1) The nine months ended September 30, 2011 results include the results of the EDT business for the period up to September 16, 2011, the date of divestment of the EDT business.

Appendix III

Unaudited Non-GAAP Financial Information - Adjusted EBITDA from Discontinued Operations for the three months ended September 30, 2011 and 2012

Three Months Ended September 30, 2011				Three Months Ended September 30, 2012
Neotope	EDT(1)	Total		Neotope	EDT	Total
US$m	US$m	US$m		US$m	US$m	US$m

(6.3)	676.9	670.6	Net income/(loss)	(13.7)	—	(13.7)
—	(0.3)	(0.3)	Net interest expense	—	—	—
0.2	1.4	1.6	Provision for income taxes	—	—	—
0.1	—	0.1	Depreciation and amortization	—	—	—
—	0.2	0.2	Amortized fees	—	—	—
(6.0)	678.2	672.2	EBITDA	(13.7)	—	(13.7)
0.7	1.0	1.7	Share-based compensation	0.6	—	0.6
—	(664.0)	(664.0)	Net (gain)/loss on divestment of business	6.7	—	6.7
—	1.3	1.3	Other net charges		—
(5.3)	16.5	11.2	Adjusted EBITDA	(6.4)	—	(6.4)

(1) The third quarter 2011 results include the results of the EDT business for the third quarter up to September 16, 2011, the date of divestment of the EDT business.

Appendix IV

Unaudited Non-GAAP Financial Information - Adjusted EBITDA from Discontinued Operations for the nine months ended September 30, 2011 and 2012

Nine Months Ended September 30, 2011				Nine Months Ended September 30, 2012
Neotope	EDT(1)	Total		Neotope	EDT	Total
US$m	US$m	US$m		US$m	US$m	US$m

(17.5)	772.7	755.2	Net income/(loss)	(30.2)	—	(30.2)
—	1.0	1.0	Net interest expense	—	—	—
0.7	4.3	5.0	Provision for income taxes	—	—	—
0.3	7.8	8.1	Depreciation and amortization	0.5	—	0.5
—	—	—	Amortized fees	—	—	—
(16.5)	785.8	769.3	EBITDA	(29.7)	—	(29.7)
2.4	5.7	8.1	Share-based compensation	5.8	—	5.8
—	(657.1)	(657.1)	Net (gain)/loss on divestment of business	6.7	—	6.7
—	(68.1)	(68.1)	Other net gains	—	—	—
(14.1)	66.3	52.2	Adjusted EBITDA	(17.2)	—	(17.2)

(1) The nine months ended September 30, 2011 results include the results of the EDT business for the period to September 16, 2011, the date of divestment of the EDT business.